Exhibit 99.2

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Name of entity
SAYONA MINING LIMITED

ABN/ARBN	Financial year ended:
26 091 951 978	30 June 2025

Our corporate governance statement1 for the period above can be found at:2

☐	These pages of our annual report:
☒	This URL on our website:	http://sayonamining.com.au/corporate-governance/

The Corporate Governance Statement is accurate and up to date as at 28 August 2025 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.3

Date:	28 August 2025
Name of authorised officer authorising lodgement:	Lucas Dow - Managing Director and CEO

1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity's corporate governance statement. They serve different purposes and an entity must produce each of them separately.

2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 1 – Lay solid foundations for management and oversight
1.1

A listed entity should have and disclose a board charter setting out:

(a)     the respective roles and responsibilities of its board and management; and

(b)     those matters expressly reserved to the board and those delegated to management.

		☒ and we have disclosed a copy of our board charter at: http://sayonamining.com.au/corporate-governance/	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2

A listed entity should:

(a)     undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and

(b)     provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5

A listed entity should:

(a)      have and disclose a diversity policy;

(b)     through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)     disclose in relation to each reporting period:

(1)     the measurable objectives set for that period to achieve gender diversity;

(2)     the entity’s progress towards achieving those objectives; and

(3)     either:

(A)     the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(B)     if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

☐

and we have disclosed a copy of our diversity policy at:

http://sayonamining.com.au/corporate-governance/

and we have disclosed the information referred to in paragraph (c) at:

Pages 3 - 4 of our 2025 Corporate Governance Statement

and if we were included in the S&P / ASX 300 Index at the commencement of the reporting period our measurable objective for achieving gender diversity in the composition of its board of not less than 30% of its directors of each gender within a specified period:

Not followed. However, following completion of the proposed Merger with Piedmont Lithium Inc. on 30 August 2025, this objective will be satisfied.

☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6

A listed entity should:

(a)     have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)     disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

 ☒

and we have disclosed the evaluation process referred to in paragraph (a) at:

Page 4 of our 2025 Corporate Governance Statement

and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:

Page 4 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.7

A listed entity should:

(a)     have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b)     disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at:

Page 4 of our 2025 Corporate Governance Statement

and whether a performance evaluation was undertaken for the reporting period in accordance with that process at:

Page 4 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 2 - Structure the board to BE EFFECTIVE AND add value
2.1

The board of a listed entity should:

(a)     have a nomination committee which:

(1)     has at least three members, a majority of whom are independent directors; and

(2)     is chaired by an independent director,

and disclose:

(3)     the charter of the committee;

(4)     the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒

[If the entity complies with paragraph (a):]

and we have disclosed a copy of the charter of the committee at:

http://sayonamining.com.au/corporate-governance/

and the information referred to in paragraphs (4) and (5) at:

Page 5 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ and we have disclosed our board skills matrix at: Pages 5 - 6 of our 2025 Corporate Governance Statement	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3

A listed entity should disclose:

(a)     the names of the directors considered by the board to be independent directors;

(b)     if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c)      the length of service of each director.

☒

and we have disclosed the names of the directors considered by the board to be independent directors at:

Page 7 of our 2025 Corporate Governance Statement

and, where applicable, the information referred to in paragraph (b) at:

Page 7 of our 2025 Corporate Governance Statement

and the length of service of each director at:

Page 7 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
2.4	A majority of the board of a listed entity should be independent directors.	☐	☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☐	☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6	A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
Principle 3 – INSTIL A CULTURE of acting lawfully, ethically and responsibly
3.1	A listed entity should articulate and disclose its values.	☒ and we have disclosed our values at: https://sayonamining.com.au/our-values/	☐ set out in our Corporate Governance Statement
3.2

A listed entity should:

(a)     have and disclose a code of conduct for its directors, senior executives and employees; and

(b)     ensure that the board or a committee of the board is informed of any material breaches of that code.

		☒ and we have disclosed our code of conduct at: http://sayonamining.com.au/corporate-governance/	☐ set out in our Corporate Governance Statement
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our whistleblower policy at: http://sayonamining.com.au/corporate-governance/	☐ set out in our Corporate Governance Statement
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒ and we have disclosed our anti-bribery and corruption policy at: http://sayonamining.com.au/corporate-governance/	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 4 – safeguard the integrity of corporate reports
4.1

The board of a listed entity should:

(a)    have an audit committee which:

(1)    has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)    is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)    the charter of the committee;

(4)    the relevant qualifications and experience of the members of the committee; and

(5)     in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)    if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

☒

[If the entity complies with paragraph (a):]

and we have disclosed a copy of the charter of the committee at:

http://sayonamining.com.au/corporate-governance/

and the information referred to in paragraphs (4) and (5) at:

Page 9 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement
4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	☒	☐ set out in our Corporate Governance Statement
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 5 – Make timely and balanced disclosure
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☒ and we have disclosed our continuous disclosure compliance policy at: http://sayonamining.com.au/corporate-governance/	☐ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒	☐ set out in our Corporate Governance Statement
5.3	A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.	☒	☐ set out in our Corporate Governance Statement
Principle 6 – Respect the rights of sECURITY holders
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: https://sayonamining.com.au/corporate-governance/	☐ set out in our Corporate Governance Statement
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒	☐ set out in our Corporate Governance Statement
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at: Page 11 of our 2025 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒	☐ set out in our Corporate Governance Statement
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)     have a committee or committees to oversee risk, each of which:

(1)     has at least three members, a majority of whom are independent directors; and

(2)     is chaired by an independent director,

and disclose:

(3)     the charter of the committee;

(4)     the members of the committee; and

(5)     as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)     if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

☒

[If the entity complies with paragraph (a):]

and we have disclosed a copy of the charter of the committee at:

https://sayonamining.com.au/corporate-governance/

and the information referred to in paragraphs (4) and (5) at:

Page 12 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a)      review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b)     disclose, in relation to each reporting period, whether such a review has taken place.

	☒ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at: Pages 12-13 of our 2025 Corporate Governance Statement	☐ set out in our Corporate Governance Statement
7.3

A listed entity should disclose:

(a)     if it has an internal audit function, how the function is structured and what role it performs; or

(b)     if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

☒

[If the entity complies with paragraph (b):]

and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at:

Page 13 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.

☒

and we have disclosed whether we have any material exposure to environmental and social risks at:

Page 13 of our 2025 Corporate Governance Statement

and, if we do, how we manage or intend to manage those risks at:

Page 13 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)     have a remuneration committee which:

(1)     has at least three members, a majority of whom are independent directors; and

(2)     is chaired by an independent director,

and disclose:

(3)     the charter of the committee;

(4)     the members of the committee; and

(5)    as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)     if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

☒

[If the entity complies with paragraph (a):]

and we have disclosed a copy of the charter of the committee at:

https://sayonamining.com.au/corporate-governance/

and the information referred to in paragraphs (4) and (5) at:

Page 13 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

☒

and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at:

Page 13 of our 2025 Corporate Governance Statement

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)     have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)     disclose that policy or a summary of it.

☒ and we have disclosed our policy on this issue or a summary of it at: https://sayonamining.com.au/corporate-governance/

☐       set out in our Corporate Governance Statement OR

☐       we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR

☐       we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 11

CORPORATE GOVERNANCE STATEMENT

For the year ended 30 June 2025

Sayona Mining Limited (Sayona or Company) is committed to a high level of corporate governance and promoting a culture that values trust, cooperation and mutual respect. Our Board is a strong advocate of good corporate governance and believes that a high standard of corporate governance is paramount for sustainable long-term performance and value creation.

Our Board is committed to fulfilling its corporate governance obligations and responsibilities to the extent considered practicable in the best interests of both the Company and its stakeholders.

The ASX Listing Rules require the Company to prepare a Corporate Governance Statement (Statement) which discloses the extent to which the Company has followed the recommendations contained in the 4th edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (Principles and Recommendations).

This Statement outlines the Company’s key corporate governance policies and practices for the financial year ended 30 June 2025 and is current as at 28 August 2025. This Statement has been approved by the Board.

Unless stated otherwise, the Company considers that it has complied with each of the Principles and Recommendations for the financial year ended 30 June 2025. To the extent that it has not complied with the Principles and Recommendations, the reasons for its non-compliance are set out below.

Further information about the Company’s corporate governance practices can be located on the Company’s website at www.sayonamining.com.au. In this Statement, a reference to the 2025 Sayona Annual Report is a reference to the Company’s annual report for the financial year ended 30 June 2025 which is located under the “Investors > Reports” page of the Company’s website.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

Recommendation 1.1: A listed entity should have and disclose a board charter setting out:

(a)	the respective roles and responsibilities of its board and management; and

(b)	those matters expressly reserved to the board and those delegated to management.

The Board is responsible for approving the objectives and direction of the Company and for guiding and monitoring the management of the Company to achieve its strategic plans.

The Board is collectively responsible for, amongst other things:

▪	providing leadership and developing, implementing and monitoring strategic operational and financial objectives for the Company and the overall performance of the Company;

▪	overseeing the implementation of appropriate financial and risk management controls;

▪	setting, monitoring and ensuring appropriate accountability and a framework for remuneration of Directors and executive officers; and

▪	overseeing the Company’s risk management framework to enable risk to be identified, assessed and managed and to set the risk appetite the Board expects Management to operate within.

The Company has a Board Charter (published under the “Corporate Governance” section of the Company's website) which clearly establishes the relationship between the Board and Management and describes their separate roles and responsibilities.

The Board has delegated to the Managing Director/CEO authority over the day-to-day management of the Company and its operations. The Managing Director, supported by other members of the Senior Management Team, is responsible for managing the day-to-day activities of the Company and advancing the strategic direction of the Company as set by the Board.

Despite this delegation of authority, the Board maintains ultimate responsibility for strategy and control of the Company and its businesses (including challenging Management and holding it to account).

Recommendation 1.2: A listed entity should undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director and provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

Our process for the selection and appointment of Directors involves a formal selection process coordinated by the Nomination and Remuneration Committee.

As part of this process, the Nomination and Remuneration Committee makes recommendations to the Board on the necessary and desirable competencies of directors to ensure that the Board has an appropriate mix of skills, experience, expertise and diversity to enable it to discharge its responsibilities and deliver the Company’s corporate objectives.

Prior to the Nomination and Remuneration Committee recommending a potential candidate to the Board, appropriate checks are undertaken. These checks include criminal record and bankruptcy checks, and checks of the person’s educational qualifications and employment history. This process also applies to candidates who self-nominate for election.

Further details about the procedure for the selection and appointment of new directors, re-election of incumbent directors and the Board’s policy for the nomination and appointment of directors is set out in the Nomination and Remuneration Committee Charter. A copy of the Nomination and Remuneration Committee Charter can be found under the “Corporate Governance” section of the Company’s website at www.sayonamining.com.au

The Company also provides shareholders with all material information in our possession that is relevant to a decision whether or not to elect or re-elect a director (including any material findings arising as a result of background checks run in respect of new directors) in our Notices of Meeting.

Recommendation 1.3: A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.

The Company has a written agreement in place with each Director and Senior Executive which sets out the terms of their appointment.

During the reporting period, the Company entered into new agreements with Ms. Laurie Lefcourt and Mr. Paul Crawford in relation to their appointment as Non-Executive Directors of the Company.

A summary of the key terms of the employment contracts that the Company has in place with the Executive Key Management Personnel can be found in the 2025 Sayona Annual Report.

Recommendation 1.4: The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.

The Company Secretary reports directly to the Board on all matters to do with the proper functioning of the Board and all Directors have access to the Company Secretary.

The Company Secretary’s role in respect of matters relating to the proper functioning of the Board includes:

▪	advising the Board and its Committees on governance matters;

▪	monitoring compliance with Board and Committee policies and procedures;

▪	coordinating the timely completion and dispatch of Board and Committee papers; and

▪	ensuring that the business at Board and Committee meetings is accurately captured in the minutes.

During the reporting period, Mr. Dylan Darbyshire-Roberts replaced Mr. Paul Crawford as Company Secretary with effect from 6 August 2024. Details of Mr. Darbyshire-Roberts’ experience and qualifications are summarised in the 2025 Sayona Annual Report.

Recommendation 1.5: A listed entity should:

(a)	have and disclose a diversity policy;

(b)	through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)	disclose in relation to each reporting period the measurable objectives set for that period to achieve gender diversity and the entity’s progress towards achieving those objectives and either:

(1)	the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(2)	if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

Diversity Policy

We respect and value the competitive advantage of diversity and inclusion (which includes but is not limited to gender, age, disability, ethnicity, marital or family status, religious or cultural background, sexual orientation and gender identity) and the benefit of its integration throughout the Company in order to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximise the probability of achievement of the Company’s goals.

The Company acknowledges that diversity and inclusion is important to the Company’s ability to attract, retain and motivate employees from the widest possible pool of available talent and the Company is committed to diversity and inclusion at all levels.

The Company has adopted a revised Diversity and Inclusion Policy which is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

Measurable Objectives

The Board is responsible for establishing measurable objectives for achieving greater diversity and inclusion at all levels of the Sayona Group (including on the Board) (Measurable Objectives).

As recently announced, the proposed merger with Piedmont Lithium Inc. will complete on 30 August 2025. Following completion of the merger, the new Board of the merged entity (to be named “Elevra Lithium Limited”) will:

▪	establish Measurable Objectives for the combined group;

▪	comprise 37.5% of women directors; and

▪	appoint Ms. Dawne Hickton as Chair of the Board.

Further details about the diversity and inclusion activities undertaken by the Company during the reporting period are included in the “People and Culture” section of the 2025 Sayona Annual Report.

The respective proportions of men and women on the Board, in senior executive positions and across the whole workforce during the reporting period are as follows:

Proportion of Women	Status as at 30 June 2025
1. Proportion of women Directors	17% (30 June 2024: 0%)
2. Proportion of women employed in Senior Executive positions	23% (30 June 2024: 14%)
3. Proportion of women employed across the Sayona Group (including Australia and Canada)	22% (30 June 2024: 22%)

We define “Senior Executive” as a person who is a member of our Senior Management Team who reports either to the Managing Director/CEO or to a direct report of the Managing Director/CEO (i.e. it includes N-2 employees).

The Company is not a “relevant employer” under the Workplace Gender Equality Act.

Recommendation 1.6: A listed entity should:

(a)	have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)	disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

The process for periodically evaluating the performance of the Board, its committees and individual directors is set out in the Nomination and Remuneration Committee Charter, a copy of which is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

The Nomination and Remuneration Committee undertook an informal, internal performance evaluation of the Board and Executive Officers during the reporting period. As a result of this review and evaluation, the Nomination and Remuneration Committee engaged an executive search consultancy to identify a new independent, Non-Executive Director for the Company. This led to the appointment of Ms. Laurie Lefcourt as a Non-Executive Director of the Company on 16 October 2024.

In addition, following completion of the merger with Piedmont Lithium Inc. on 30 August 2025, the new Board of the merged entity (to be named “Elevra Lithium Limited”) will be reconstituted as follows:

Director	Position	Independence
Dawne Hickton	Non-Executive Chair	Independent
Lucas Dow	Managing Director/CEO	Non-Independent
Allan Buckler	Non-Executive Director	Independent
James Brown	Non-Executive Director	Non-Independent
Laurie Lefcourt	Non-Executive Director	Independent
Christina Alvord	Non-Executive Director	Independent
Jeff Armstrong	Non-Executive Director	Independent
Jorge M. Beristain	Non-Executive Director	Independent

The Elevra Lithium Board under its new Chair (Ms. Dawne Hickton), will undertake a review of the Board’s size and composition (including with reference to the new Board’s skills matrix) to ensure that it is appropriate for the Elevra Lithium Group going forward.

Recommendation 1.7: A listed entity should:

(a)	have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b)	disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

The performance of Senior Executives is reviewed on an annual basis. The process for evaluating the performance of the Company’s Senior Executives is set out in the Nomination and Remuneration Committee Charter, a copy of which is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

During the reporting period, a performance evaluation of our Senior Executives was undertaken in accordance with the above-mentioned procedure. The results of these evaluations for Key Management Personnel are set out in the Remuneration Report which forms part of the Director’s Report included in the 2025 Sayona Annual Report.

PRINCIPLE 2: STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE

Recommendation 2.1: The board of a listed entity should:

(a)	have a nomination committee which has at least three members, a majority of whom are independent directors and is chaired by an independent director; and

(b)	disclose the charter of the committee, the members of the committee and, as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

The Company has a Nomination and Remuneration Committee that currently comprises the following members:

▪	Mr. Philip Lucas (Chair) (Independent, Non-Executive Director);

▪	Mr. Allan Buckler (Independent, Non-Executive Director); and

▪	Ms. Laurie Lefcourt (Independent, Non-Executive Director).

As at the date of this Statement, the Nomination and Remuneration Committee is comprised solely of Non-Executive Directors all of whom are independent and the Chair of the Nomination and Remuneration Committee (Mr. Philip Lucas) is an independent, Non-Executive Director.

The Board considers that the composition and size of the Nomination and Remuneration Committee is appropriate to discharge its mandate effectively. The Committee has the right to seek advice from external consultants or specialists where it considers it necessary or appropriate to do so.

The Nomination and Remuneration Committee has a formal Charter which sets out, amongst other things, the specific responsibilities of the Committee. A copy of the Nomination and Remuneration Committee Charter is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

Details of the number of meetings held by the Nomination and Remuneration Committee during the 2025 financial year and the attendance at those meetings are set out in the 2025 Sayona Annual Report.

Information regarding the qualifications of each member of the Nomination and Remuneration Committee are also included in the 2025 Sayona Annual Report.

Recommendation 2.2: A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.

There are currently six (6) Directors on the Board, comprising four (4) Non-Executive Directors and two (2) Executive Directors. Details of the Directors, including their qualifications, experience and length of service are set out in the 2025 Sayona Annual Report.

The table below sets out the collective skills, competencies and experience of the Directors currently serving on the Board:

Board Skills/Competencies
Leadership and culture	▪ Public listed company experience ▪ Director, CEO, CFO or other officeholder experience ▪ Health and safety ▪ Values and behaviours ▪ People and culture ▪ Community relations
Finance	▪ Financial accounting and reporting ▪ Financial acumen ▪ Board audit committee experience

▪ Taxation
Business Strategy	▪ Corporate finance and treasury ▪ Business strategy ▪ Mergers and acquisitions ▪ Capital Projects
International	▪ International experience (especially in the countries in which the Company’s assets are located) ▪ Experience/exposure to multiple cultural, regulatory and business environments
Industry knowledge

▪     Mining and resources experience – including exploration, project development and mining operations

▪     Major projects and/or engineering in a mining or resources environment.

▪     New energy and renewables

Legal and Governance	▪ Legal and regulatory compliance ▪ ASX Listing Rule compliance ▪ Public listed company governance experience ▪ Environment ▪ Risk Management ▪ Remuneration

As noted under Recommendation 1.6 above, following completion of the merger with Piedmont Lithium Inc. on 30 August 2025, the new Board of the merged entity (to be named “Elevra Lithium Limited”) will be reconstituted.

Following completion of the merger, there will be eight (8) Directors on the new Elevra Lithium Board:

▪	comprising seven (7) Non-Executive Directors and one (1) Executive Director; and

▪	the majority of whom will be independent directors, including the Chair (Ms. Dawne Hickton).

The Elevra Lithium Board, together with the Nomination and Remuneration Committee, will undertake a review to ensure that the composition of the combined Board comprises directors who bring an appropriate mix of skills, experience, expertise and diversity to Board decision making.

The Board considers that collectively the Directors possess an appropriate mix of skills, knowledge and experience to enable the Board to discharge its responsibilities and deliver the Company’s corporate objectives.

To the extent that any skills are not directly represented on the Board, they are augmented through Management and the appointment of external advisors.

Recommendation 2.3: A listed entity should disclose:

(a)	the names of the directors considered by the board to be independent directors;

(b)	if a director has an interest, position or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c)	the length of service of each director.

The Board recognises the valuable contribution that independent Directors bring to good corporate governance. All Directors, whether independent or not, are required to act in the best interests of the Company and to exercise unfettered and independent judgment.

The Board reviews the independence of each Non-Executive Director annually and as appropriate. In determining a Director's independence, the Board considers those relationships which may affect independence as contained in the ASX Principles and Recommendations.

In each case, the materiality of the interest, position or relationship is assessed to determine whether it might interfere, or might reasonably be seen to interfere, with the Director’s capacity to bring an independent judgment to bear on issues before the Board and to act in the best interests of the Company and its security holders generally.

The Board has reviewed the position and relationships of all Directors in office as at the date of our 2025 Annual Report and considers that three (3) of the six (6) Directors are independent.

The independence and length of service of each Director is as follows:

Director	Position	Independence	Date of Appointment	Length of Service[1]
Philip Lucas	Non-Executive Director	Independent	August 2023	2 years
Laurie Lefcourt	Non-Executive Director	Independent	October 2024	1 year
Allan Buckler[2]	Non-Executive Director	Independent	August 2013	12 years
Lucas Dow	Managing Director	Non-Independent	February 2024	2 years
Paul Crawford[3]	Non-executive Director	Non-Independent	March 2000	25 years
James Brown[4]	Executive Director	Non-Independent	August 2013	12 years

Notes:

1.	Length of service is calculated up to the date of this Statement and rounded to the nearest whole year.

2.	Despite the fact that Mr. Buckler has served on the Board for a period greater than 10 years, the Board has determined that the length of his tenure is not sufficiently material to interfere with his capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company as a whole rather than in the interests of an individual security holder or other party. The Board considers that having some Directors who have served on the Board for longer periods helps to ensure continuity of corporate knowledge and experience.

3.	Mr. Crawford was appointed as a Non-Executive Director on 6 August 2024. However, Mr. Crawford is a former CFO and Company Secretary of the Company and was appointed as a Non-Executive Director without a period of at least three years between him ceasing such employment and serving on the Board. Mr. Crawford has also served as a Director of the Company for a period greater than 10 years. For these reasons, the Board considers that Mr. Crawford is not an independent Director. Despite this assessment, the Board considers that having some Directors who have served on the Board for longer periods helps to ensure continuity of corporate knowledge and experience.

4.	Mr. James Brown is currently an Executive Director and, as such, is not independent. As previously announced, Mr. Brown will transition to a Non-Executive Director on completion of the proposed merger with Piedmont Lithium Inc.

Recommendation 2.4: A majority of the board of a listed entity should be independent directors.

As at the date of this Statement, the Company does not strictly comply with Recommendation 2.4 as only three (3) of the six (6) Directors (ie 50%) are deemed to be independent.

However, as noted under Recommendations 1.6 and 2.2 above, following completion of the merger with Piedmont Lithium Inc. on 30 August 2025, the new Board of the merged entity (to be named “Elevra Lithium Limited”) will be reconstituted and will comprise:

▪	seven (7) Non-Executive Directors and one (1) Executive Director; and

▪	a majority of independent directors, including the Chair (Ms. Dawne Hickton).

Recommendation 2.5: The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.

As at the date of this Statement, the Company does not comply with Recommendation 2.5 as the Company does not currently have a Board Chair.

However, as noted under Recommendation 1.6 above, following completion of the merger with Piedmont Lithium Inc. on 30 August 2025:

▪	the new Board of the merged entity (to be named “Elevra Lithium Limited”) will appoint Ms. Dawne Hickton as Chair; and

▪	Ms. Dawne Hickton (Chair designate) is an independent, Non-Executive Director and is not the same person as the Managing Director/CEO.

Recommendation 2.6: A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.

New Directors of the Company are provided with a formal letter of appointment which sets out the key terms and conditions of their appointment, including their duties, rights and responsibilities, the time commitment envisaged, expectations regarding involvement with Committee work and their responsibilities with respect to acting in a capacity other than as a Director of the Company.

The Board is responsible for providing new Directors with an induction to the Company and for providing adequate professional development opportunities for Directors. The Director induction program covers the Company’s financial, strategic, operational and risk management position, and includes a meeting with key executives of the Company to gain an insight into the values and culture of the Company. Consistent with Recommendation 2.6 of the Principles and Recommendations, and in addition to the formal induction program, the Directors are provided with papers, presentations and briefings on an ongoing basis on the operations of the Company and on matters which may affect the business or operations of the Company.

All Directors have unrestricted access to employees of the Company and, subject to the law, access to all Company records and information held by the Company and its external advisers. In addition to presentations by Senior Management at Board meetings, Directors may seek briefings from Senior Management on specific matters.

Each Director, the Board and the Board Committees may obtain independent professional advice at the Company’s expense, as considered reasonable and necessary. Directors are entitled to reimbursement of all reasonable costs in obtaining such independent professional advice.

PRINCIPLE 3: INSTILL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY

Recommendation 3.1: A listed entity should articulate and disclose its values.

The Company’s values are articulated in the “About”, “Our Vision and Values” section of the Company's website at www.sayonamining.com.au. More information on the Company’s values can also be found in the 2025 Sayona Annual Report and the Sayona FY2024 Modern Slavery Statement.

Recommendation 3.2: A listed entity should have and disclose a code of conduct for its directors, senior executives and employees and ensure that the board or a committee of the board is informed of any material breaches of that code.

The Company has a Corporate Code of Conduct, a copy of which is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

The Board and Management team are committed to not only complying with the Company’s legal obligations but also to acting ethically and responsibly. The Board and the Management Team encourages all employees, consultants, contractors and anyone who represents Sayona in any of the Company operations to consider the principles of the Corporate Code of Conduct and use them as a guide to determine how to respond when acting on behalf of the Company.

The Corporate Code of Conduct provides that all material contraventions of the Code are reported directly to the Managing Director or the Chair of the Audit and Risk Committee.

Recommendation 3.3: A listed entity should have and disclose a whistleblower policy and ensure that the board or a committee of the board is informed of any material incidents reported under that policy.

The Company has a Whistleblower Policy, a copy of which is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

The outcomes of investigations made under the policy will be provided to the Managing Director and CEO, the Chair of the Audit and Risk Committee and such other persons, if any, as the Chair of the Audit and Risk Committee determines appropriate.

Recommendation 3.4: A listed entity should have and disclose an anti-bribery and corruption policy and ensure that the board or a committee of the board is informed of any material breaches of that policy.

The Company has a zero-tolerance approach towards bribery and corrupt conduct. Sayona and its personnel will not engage in any form of bribery or other corrupt conduct.

A copy of the Company’s Anti-Bribery and Corruption Policy is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

PRINCIPLE 4: SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS

Recommendation 4.1: The board of a listed entity should:

(a)	have an audit committee which has at least three members, all of whom are non-executive directors and a majority of whom are independent directors and is chaired by an independent director who is not the chair of the board; and

(b)	disclose the charter of the committee, the relevant qualifications and experience of the members of the committee and, in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

The Company has an Audit and Risk Committee that currently comprises the following members:

▪	Ms. Laurie Lefcourt (Chair) (Independent, Non-Executive Director);

▪	Mr. Allan Buckler (Independent, Non-Executive Director); and

▪	Mr. Philip Lucas (Independent, Non-Executive Director).

As at the date of this Statement, the Audit and Risk Committee comprises three members, all of whom are Non-Executive Directors and all of whom, including the Chair, are independent.

The Board considers that the composition and size of the Audit and Risk Committee is appropriate to discharge its mandate effectively. The Committee has the right to seek advice from external consultants or specialists where it considers it necessary or appropriate to do so.

The Audit and Risk Committee has a formal Charter which sets out, amongst other things, the specific responsibilities of the Audit and Risk Committee. A copy of the Audit and Risk Committee Charter can be found under the “Corporate Governance” section of the Company’s website at www.sayonamining.com.au

Details of the number of meetings held by the Audit and Risk Committee during the 2025 financial year and the attendance at those meetings are set out in the 2025 Sayona Annual Report. Information regarding the qualifications of each member of the Audit and Risk Committee can also be found in the 2025 Sayona Annual Report.

Recommendation 4.2: The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

Before the Board approved the financial statements for the financial year ended 30 June 2025, the Managing Director/CEO and the Chief Financial Officer provided the Board with declarations that:

▪	in their opinion, the financial records of the Company have been properly maintained;

▪	in their opinion, the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company; and

▪	their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

In line with Recommendation 4.2 of the Principles and Recommendations, similar assurances were provided to the Board for the Company’s half-year financial statements and report.

Recommendation 4.3: A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.

The Company’s external auditor completes assurance activities for the annual Directors’ Report, annual Remuneration Report and the annual and half yearly financial statements. The balance of periodic corporate reports (including the quarterly Activity Reports, annual Corporate Governance Statement and annual Modern Slavery Statement) are subject to an internal review process by the relevant functional areas.

The internal review process comprises:

▪	preparation of draft reports and documents by the responsible functional managers with input from the Investor Relations function;

▪	review meetings and content sign-off by responsible managers; and

▪	final approvals by the Managing Director/CEO and the Board (as appropriate).

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

Recommendation 5.1: A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.

The Company understands the importance of open, clear and timely communication with its shareholders and investors as well as complying with its continuous disclosure obligations to the market.

The Company has a Continuous Disclosure Policy which is directed at ensuring that we comply with our continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. A copy of our Continuous Disclosure Policy is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

Recommendation 5.2: A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.

In accordance with the Company’s internal ASX release lodgment procedure, the Board receives draft copies of all material market announcements prior to lodgment and copies of all material market announcements promptly after they are made. This is to ensure that the Board has direct input and timely visibility of the nature and quality of all material information being disclosed to the market.

Recommendation 5.3: A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

The Company ensures that copies of new and substantive investor or analyst presentations are released on the ASX Market Announcements Platform ahead of the relevant presentation.

PRINCIPLE 6: RESPECT THE RIGHTS OF SECURITY HOLDERS

Recommendation 6.1: A listed entity should provide information about itself and its governance to investors via its website.

Information about the Company and its governance can be found on our website at www.sayonamining.com.au

There is a range of information available on our website, including amongst other things, information about:

▪	the Company’s projects;

▪	our approach to modern slavery and sustainability and the Company’s reporting in this regard;

▪	Directors and Executive Management; and

▪	the Company’s corporate governance practices, policies and charters.

Announcements are also made available under the “Investors” section on our website following release on the ASX Market Announcements Platform.

Recommendation 6.2: A listed entity should have an investor relations program that facilitates effective two-way communication with investors.

We value a direct, two-way dialogue with shareholders and investors, and we are committed to providing relevant information in a timely manner and to listen to and understand shareholders’ and investors’ feedback. Material or otherwise significant comments or concerns raised by investors are conveyed by Management to the Board.

We have an investor relations program to promote effective communication with our shareholders and investors, and to encourage participation at the Company’s shareholder meetings. The Company has a dedicated Director of Investor Relations who manages the Company’s investor relations program.

As part of our investor relations program, we seek to arrange both scheduled and ad hoc interactions with institutional investors, private investors and analysts, including investor briefings following the release of our half year and full year financial results. The presentation materials provided at these events are released to the ASX as required and uploaded to the “Investors” section of our website.

Contact with the Company can be made via an email address and a phone number provided under the “Contact” section of the Company’s website.

Recommendation 6.3: A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.

We seek to conduct our meetings of shareholders in a manner that facilitates effective communication with shareholders and allows reasonable opportunity for informed shareholder participation.

At the Company’s Annual General Meeting (AGM), shareholders have the opportunity to hear directly from the Managing Director/CEO and the Board on the Company’s performance and strategic objectives, to ask questions on important issues, and to vote on resolutions.

Notices of Meeting are accompanied by explanatory notes to enable shareholders to assess and make an informed decision on the resolutions put forward at the meeting. Full copies of the Notices of Meeting and explanatory notes are posted on the Company’s website (www.sayonamining.com.au) as soon as they have been released on the ASX Market Announcements Platform. In addition, the Chair and Managing Director’s AGM address are released to the ASX and posted on the Company’s website before the AGM. Further, shareholders are invited to submit questions in advance of the AGM so that the Company can ensure those questions are adequately addressed at the AGM.

To foster and encourage greater shareholder participation, the Company hosted its 2024 AGM in a hybrid format – meaning that shareholders could either attend in person at the physical location or virtually. Shareholders who attended the AGM in person were given the opportunity to ask questions of the Board and Management. For those shareholders who participated virtually, the live webcast included a facility for shareholders to ask questions during the Meeting. Through both of these means, the Company allowed shareholders a reasonable opportunity to ask questions of the Board and the Company’s then external auditors, Nexia Australia.

Once again, the Company will host its 2025 AGM in a hybrid format to facilitate and encourage shareholder participation at the AGM.

Recommendation 6.4: A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.

All resolutions put to shareholders at the Company’s 2024 AGM were decided by way of a poll (rather than a show of hands). The same procedure will be adopted for the Company’s 2025 AGM.

Recommendation 6.5: A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.

In the interest of promoting effective communication with our shareholders, shareholders have the option of communicating with the Company and its share registry electronically.

Contact with the Company can be made via the phone number and the email address provided under the “Contact” section of our website www.sayonamining.com.au or by emailing the Company at: info@sayonamining.com.au. The Company also has dedicated contact information for the Investor Relations team who can be contacted by emailing ir@sayonamining.com.au

The Company’s share registry (Computershare) provides a facility whereby investors can provide email addresses to receive correspondence from the Company electronically and investors can contact Computershare via telephone or email. Details of the Company’s share registry (Computershare) are also included under the “About”, “Corporate Directory” section of our website at www.sayonamining.com.au

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

Recommendation 7.1: The board of a listed entity should:

(a)	have a committee or committees to oversee risk, each of which has at least three members, a majority of whom are independent directors and is chaired by an independent director; and

(b)	disclose the charter of the committee, the members of the committee and as at the end of each reporting period the number of times the committee met throughout the period and the individual attendances of the members at those meetings.

We recognise that risk is an accepted part of doing business and that effective management of risk is vital to delivering on our objectives, success and continued growth.

We are committed to managing our material business risks in a proactive and effective manner. In addition, the Board is responsible for satisfying itself that Management has developed and implemented a sound system of risk management and internal control.

The Board has delegated oversight of the Company’s risk management framework, including the review of the effectiveness of the Company’s internal control system and risk management process, to the Audit and Risk Committee.

The Audit and Risk Committee is responsible for:

▪	monitoring Management's performance against the Company’s Risk Management Framework, including whether Management is operating within the risk appetite set by the Board;

▪	receiving and assessing reports from Management on new and emerging sources of risk and the risk controls and mitigation measures that Management has put in place to ameliorate those risks; and

▪	making recommendations to the Board in relation to changes to the Company’s Risk Management Framework or to the risk appetite set by the Board.

Details about the Audit and Risk Committee, its composition and membership and the number of meetings held during the 2025 financial year are set out above in response to Recommendation 4.1.

As at the date of this Statement, the Audit and Risk Committee is comprised of at least three members, all of whom are independent, Non-Executive Directors. In addition, the Chair of the Audit and Risk Committee (Ms. Laurie Lefcourt) is an independent, Non-Executive Director who is not the Chair of the Board.

Recommendation 7.2: The board or a committee of the board should:

(a)	review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b)	disclose, in relation to each reporting period, whether such a review has taken place.

The Board and the Audit and Risk Committee conducted a review of the Company’s Risk Management Framework during the reporting period. Following this review, the Board is satisfied that Management have developed and implemented an appropriate system of risk management and that the Company is operating with due regard to the risk appetite set by the Board.

Recommendation 7.3: A listed entity should disclose:

(a)	if it has an internal audit function, how the function is structured and what role it performs; or

(b)	if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

The Company does not have an internal audit function. The Board has delegated oversight of the Company’s Risk Management Framework, including the review of the effectiveness of the Company’s internal control system and risk management process, to the Audit and Risk Committee.

Recommendation 7.4: A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.

Details of the Company’s material business risks and the other material exposures to environmental (including climate change) and social risks (including how the Company seeks to manage these risks), are discussed in the “Risks” section of the 2025 Sayona Annual Report which is available at www.sayonamining.com.au

In addition, the Company has dedicated HSE and Sustainability personnel who are responsible for identifying and managing environmental and social risks for the Company’s operations in Québec, Canada.

The Company currently works closely and collaboratively with the communities located near its operations, including taking community interests into account in project design and management, implementing various initiatives to support the development of local communities and creating local employment opportunities.

PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY

Recommendation 8.1: The board of a listed entity should:

(a)	have a remuneration committee which has at least three members, a majority of whom are independent directors and is chaired by an independent director; and

(b)	disclose the charter of the committee, the members of the committee and as at the end of each reporting period the number of times the committee met throughout the period and the individual attendances of members at those meetings.

The Company has a Nomination and Remuneration Committee that currently comprises the following members:

▪	Mr. Philip Lucas (Chair) (Independent, Non-Executive Director);

▪	Mr. Allan Buckler (Independent, Non-Executive Director); and

▪	Ms. Laurie Lefcourt (Independent, Non-Executive Director).

As at the date of this Statement, the Nomination and Remuneration Committee comprises three members, all of whom are Non-Executive Directors and all of whom, including the Chair, are independent.

A copy of the Nomination and Remuneration Committee Charter is available under the “Corporate Governance” section of the Company's website at www.sayonamining.com.au

Details about the Nomination and Remuneration Committee, its composition and membership and the number of meetings held during the 2025 financial year are included in the 2025 Sayona Annual Report.

Recommendation 8.2: A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

Details of the Company’s policies and practices regarding the remuneration of Directors and other senior management is set out in the Remuneration Report as disclosed in the Company’s 2025 Directors’ Report (contained in the 2025 Annual Report).

Recommendation 8.3: A listed entity which has an equity-based remuneration scheme should:

(a)	have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)	disclose that policy or a summary of it.

A copy of the Company’s Trading Policy is available under the “Corporate Governance” section of our website at www.sayonamining.com.au

The Company has an equity-based remuneration scheme, in the form of both a short-term incentive (STI) and long-term incentive (LTI) plan. Under the Company’s Trading Policy, personnel who participate in the Company’s STI and LTI plans are not permitted to enter into transactions in products associated with the Company’s securities which operate to limit the economic risk of their security holding in the Company over unvested entitlements (for example, hedging arrangements).